Bark, Inc.
221 Canal Street
New York, NY 10013
855 520 2275 T

August 19, 2022

VIA EDGAR

Division of Corporation Finance
Office of Trade & Services
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:    Alyssa Wall
    Mara Ransom

Re:     Bark, Inc.
Post-Effective Amendment No. 1 to Registration Statement
Filed June 3, 2022
File No. 333-257306

Ladies and Gentlemen:

This letter is submitted on behalf of Bark, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Post-Effective Amendment No. 1 to Registration Statement (the “POSAM”), filed June 3, 2022, as set forth in your letter dated July 1, 2022 addressed to Allison Koehler, General Counsel and Secretary (the “Comment Letter”).

Set forth below in bold are the Staff’s comments, followed immediately in each case by the Company’s response. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter.

Post-Effective Amendment No. 1 to Registration Statement

General

1.We note that the Form S-1 declared effective on July 2, 2021 registered the issuance of up to 8,478,333 shares of common stock issuable upon the exercise of your public warrants as well as the resale by the selling securityholders of (i) up to 20,000,000 PIPE Shares, (ii) up to 1,897,212 shares of common stock issuable upon the exercise of the other warrants, (iii) up to approximately $98,434,330 in aggregate principal amount of the 2025 Convertible Notes (including approximately $21,050,997 principal amount of in-kind interest payments on the currently outstanding 2025 Convertible Notes through their maturity date) and (iv) up to 9,843,433 shares of common stock issuable upon conversion of the 2025 Convertible Notes, (including 2,105,100 shares of common stock issuable upon the conversion of approximately $21,050,997 principal amount of in-kind interest payments on the currently outstanding 2025 Convertible Notes through their maturity date).

We note that you now seek to register the issuance of (i) up to 8,478,333 shares of common stock issuable upon the exercise of the public warrants and (ii) up to 4,558,000 shares of common stock issuable upon the exercise of the sponsor warrants as well as the resale by the selling securityholders of (i) 71,885,620 shares of common stock, including up to (a) 5,570,973 PIPE Shares and (b) 66,314,647 other outstanding shares of common stock held by the selling stockholders and (ii) up to 9,843,433 shares of common stock issuable upon conversion of the 2025 Convertible Notes, (including 1,709,776 shares of common stock issuable upon the conversion of approximately $17,097,757 principal amount of in-kind interest payments on the outstanding 2025 Convertible Notes from June 1, 2022 through their maturity date).

Please explain why you believe you are able to register the issuance of 4,558,000 shares of common stock issuable upon the exercise of the sponsor warrants as well as the resale by the selling securityholders of 66,314,647 shares of common stock in light of the general prohibition against adding securities by means of a post-effective amendment contained in Securities Act Rule 413(a). Refer also to Securities Act Rule Compliance and Disclosure Interpretation 210.01.

The Company respectfully advises the Staff that the Company filed a Post-Effective Amendment No. 3 to Form S-1 on Form S-3 (“Amendment No. 3”) on August 19, 2022, which deletes the registration of the additional 4,558,000 shares of common stock issuable upon the exercise of the sponsor warrants as well as the resale by the selling stockholders of 66,314,647 shares of common stock from the POSAM to address the Staff’s comment.

The Company simultaneously filed a separate registration statement on Form S-3 on August 19, 2022 to register the additional 4,558,000 shares of common stock issuable upon the exercise of the sponsor warrants as well as the resale by selling stockholders of 61,593,210 shares of common stock held by such selling stockholders as of August 3, 2022.

If you should have any questions regarding any of the responses in this letter, please call me at (530) 313-8748.

Sincerely,

/s/ Allison Koehler

Allison Koehler

cc: Matt Meeker